UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-              N/A

Financial Statements of Funtalk China Holdings Limited

This Current Report on Form 6-K of Funtalk China Holdings Limited (the “Company”) includes (i) the unaudited condensed consolidated financial statements of the Company for the six months ended September 30, 2009 and 2010, attached hereto as Exhibit 99.1, and (ii) the selected consolidated financial data and management’s discussion and analysis of financial condition and result of operations of the Company for the six months ended September 30, 2009 and 2010, attached hereto as Exhibit 99.2.

Incorporation by Reference

This Current Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2 hereto, is being incorporated by reference into the registrant’s Post-Effective Amendment to Form S-4 on Form F-3 Registration Statement (File No. 333-153492).

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements of Funtalk China Holdings Limited for the six months ended September 30, 2009 and 2010

99.2
Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Result of Operations of Funtalk China Holdings Limited for the six months ended September 30, 2009 and 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Chief Executive Officer

Date: March 31, 2011